July 23, 2014

Via EDGAR and Email

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kathryn S. McHale

Re:	LendingClub Corporation
Registration Statement on Form S-1
File No. 333-196371

Ladies and Gentlemen:

This letter is being furnished by LendingClub Corporation (the “Company”) in response to comments contained in the letter dated June 25, 2014 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Jason Altieri, General Counsel of the Company, with respect to the Company’s Registration Statement No. 333-196371 on Form S-1 (the “Registration Statement”) that was filed with the Commission on May 29, 2014. Amendment No. 1 to the Registration Statement (“Amendment No. 1”), including the prospectus contained therein, is being filed by the Company with the Commission on July 23, 2014.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 1 as marked, other than those referenced in any headings or Staff comments, which correspond to the original filing. Set forth in italicized print below are the Staff’s comments followed by the Company’s responses. Additional copies of this letter and Amendment No. 1 (clean and marked to show changes from the original filing) are also enclosed for Ms. Kathryn McHale and Ms. Erin Purnell of the Commission.

United States Securities and Exchange Commission

Division of Corporation Finance

July 23, 2014

Registration Statement on Form S-1

Coverpage

1. Please disclose on the coverpage and in the Offering section on page 2, the minimum and maximum Note amount.

In response to the Staff’s comment, the Company has revised the disclosure on the coverpage and on page 2 to provide the minimum and maximum Note amount.

Questions and Answers, page 7

Does Lending Club fund member loans itself on the platform?

2. Please provide the staff with the percentage of loans Lending Club has funded in each loan grade and the default rate Lending Club has experienced in each loan grade, if materially different from the default rate experienced by retail investors.

In response to the Staff’s comment, the Company informs the Staff that during the period from January 1, 2012 through May 31, 2014, Lending Club invested in 10 loans across various loan grades that originated through its platform for testing purposes. The Company has added related disclosure to the prospectus on page 7. Three of these loans were issued in calendar year 2012 and seven in 2014. None of these loans has defaulted; however, given 70% of such loans were issued in the last four months, the Company believes it would be inappropriate to compare default rates with this portfolio and the default rates generally experienced by retail investors. In addition, even if the age of the portfolio were sufficient, the Company believes that the sample size is insufficient to accurately assess any differences in default rates for these loans and default rates generally experienced by retail investors.

Risk Factors

General

3. We note that several of your risk factors appear to be general risks rather than material risks relating to your business. For example, you include a risk factor about material weaknesses in [your] internal control over financial reporting, even though you have not found such a weakness. Please revise this section in its entirety to identify only “the most significant factors that make the offering speculative or risky” and remove “risks that could apply to any issuer or any offering.” See 503(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure in the section titled “Risk Factors” to remove the risk factors that could apply to any issuer or any offering. The revised risk factors represent the most significant factors that make the offering speculative or risky.

If our platform was found to violate a state’s usury laws … , page 25

4. Please reconcile the interest rates cited in this section with the ones contemplated on the coverpage. In addition, please disclose why you believe this is a material risk to your company.

United States Securities and Exchange Commission

Division of Corporation Finance

July 23, 2014

In response to the Staff’s comment, the Company has reconciled the rate range in the applicable risk factor on page 22 with the interest rates contemplated on the coverpage by including in the risk factor the annual percentage rates applicable to borrowers as well as how such rates equate to interest rates for notes for investors. In addition, the Company has moved the risk factor from the section titled “Risks Related to Compliance and Regulation” to the section titled “Risks Relating to the Notes, and the Corresponding Loans on which the Notes are Dependent.”

In addition, the risk factor has been revised to reflect the material nature of the risk with the following language (in bold for your convenience):

The interest rates that are charged to borrowers and that form the basis of payments to investors on our Notes are based upon the ability of WebBank, the issuer of the loan, to export the interest rates of Utah to provide for uniform rates to all borrowers. Federal law provides WebBank the authority to charge these interest rates. The current annual percentage rates (APRs) offered by WebBank though our platform range from applicable percentage rates of approximately 6.78% to 29.99%, which equate to interest rates for Notes that range from approximately 6.03% to 26.06%. Of the forty-four jurisdictions whose residents may obtain loans (including the District of Columbia), only seven states (Arizona, Nevada, New Hampshire, New Mexico, South Carolina, South Dakota and Utah) have no interest rate limitations on consumer loans, while all other jurisdictions have a maximum rate less than the current maximum rate offered by WebBank through our platform. If a borrower were to successfully bring a claim against us for a state usury law violation and the rate on the loan and Note underlying that borrower was greater than that allowed under applicable state law, the value of your investment may decline as you would not receive the total amount of interest you expected from your investment, and in some cases you may not receive any interest or principal; which could reduce the attractiveness of our platform and cause a substantial decline in our business results. We may also be subject to fines and penalties. Moreover, if we were unable to partner with any other issuing bank we would have to substantially modify our business operations from the manner currently contemplated and would be required to maintain state specific licenses and only provide a limited range of interest rates, all of which would substantially reduce our operating efficiency and attractiveness to investors in many cases and possibly result in a decline in our operating results.

Public Credit Policy, page 30

5. We note that you have not disclosed exactly how the Lending Club Score and ultimate Risk Grade are calculated. Please provide your analysis as to why this information is not material to investors.

In response to the Staff’s comment, the Company informs the Staff that the Lending Club score and ultimate risk grade are derived from a proprietary scoring algorithm developed in connection with WebBank and based upon not only the historical performance of loans originated through the platform but also from loans taken by applicants who did not accept any offer and an analysis based upon a large sample of applicants with similar characteristics provided by TransUnion. The Company believes that the elements of the model, their weighting and the model’s sophistication and complexity would not provide information that a reasonable investor would need in making an investment decision regarding the Notes. Moreover, the Company believes that the complexity of the model and any description of how a loan is graded would overwhelm the investor. Lastly, like many other proprietary items (the investment strategy of public or private investment opportunities or the formula for Coca-Cola) the model represents significant time and money invested and the Company believes it gives it a competitive advantage over competitors; which if it were forced to disclose would place the Company at a competitive disadvantage.

United States Securities and Exchange Commission

Division of Corporation Finance

July 23, 2014

Moreover, the risk grade also represents only one element of the investment information provided and that such element is not the sole, material element to an investment decision. In addition to the risk grade, minimum qualifications of an applicant such as:

•	minimum FICO score of 660 (as reported by a consumer reporting agency);

•	debt-to-income ratio (excluding mortgage) below 35%;

•	acceptable debt-to-income ratio (including mortgage and the loan amount); and

•	credit report (as reported by a consumer reporting agency) reflecting:

•	at least two revolving accounts currently open;

•	6 or fewer inquiries (or recently opened accounts) in the last 6 months; and

•	a minimum credit history of 36 months;

are disclosed to investors as is the following additional credit information:

•	term (three or five years);

•	the borrower’s self-reported income and job title and whether that income has been verified by us;

•	total amount of funding committed to such loans by investors;

•	the borrower’s self-reported intended use of funds;

•	home ownership status;

•	borrower’s earliest credit line;

•	borrower’s number of open credit lines;

•	borrower’s total number of credit lines;

•	borrower’s revolving credit balance;

•	borrower’s revolving line utilization;

•	number of credit inquiries received by the consumer reporting agency with regard to the borrower within the last six months;

•	number of reported delinquencies in the past two years and amount;

•	months since last derogatory;

•	public records and months since last public record; and

•	months since last delinquency.

United States Securities and Exchange Commission

Division of Corporation Finance

July 23, 2014

The Company believes that with this plethora of individual credit information, the risk grade is just one of many elements in an investment decision. Many investors model their own criteria based on these elements to assess their own risk level and choose to ignore the stated grade. As such, to focus on the risk grade and how it is calculated (in addition to the above reasons) would place an undue reliance on such score that could be harmful to investors.

Business

Business Overview

Consumer Loans, page 81

6. Revise to more fully describe the difference between Public Policy Loans and Custom Policy Loans, including the different qualifications for each. Explain to the staff the rationale for calling the loans “Public Policy” and “Custom Policy” and explain why such names are not misleading. For example, “public policy” is a term generally used in association with government and “policy” suggests an arrangement unlike a loan. Include a brief discussion of the loans in the Prospectus Summary.

In response to the Staff’s comment, the Company has updated the disclosure throughout the Registration Statement to revise the names of the respective policies to Standard Program and Standard Program Loans (to replace Public Credit Policy and Public Policy Loans) and Custom Program and Custom Program Loans (to replace Custom Credit Policy and Custom Policy Loans). In addition, the Company has added a brief description of the loans in the Prospectus Summary.

The Company has also revised the disclosure on page 81 to add the following:

“All loan applications are first assessed under the Standard Program, which is the credit program described in this prospectus (660+ FICO etc.). If an application fails to meet the credit criteria necessary for the Standard Program, the application is then assessed under a Custom Program. As these loans do not satisfy the Standard Program, they are currently not made available to investors under this prospectus.”

7. Revise to include disclosure regarding the percentage and dollar value of loans sold as Public Policy Loans and Custom Policy Loans.

In response to the Staff’s comment, the Company has revised the disclosure on pages 81 to include a table showing the percentage and dollar value of loans that investors have invested in with respect to Standard Program Loans and Custom Program Loans.

Material U.S. Federal Income Tax Considerations, page 48

8. Please revise this section to clearly state the opinion of Fenwick & West.

In response to the Staff’s comment, the Company has revised the disclosure on page 48 to clearly state the opinion of Fenwick & West.

Investing in Loans, page 82

9. Please explain how you select the loans that will be funded through each of the three channels listed on page 82. Explain in detail the process by which the whole loans are sold to the third party institutions through your platform.

United States Securities and Exchange Commission

Division of Corporation Finance

July 23, 2014

The Company advises the Staff that Standard Program loans are randomly allocated between the Company’s whole loan platform and fractional platform in proportion to investor demand (based on available cash for investment). Any loan that remains on the whole loan platform for more than 12 hours is then moved to the fractional platform. Both platforms are available to all investors, regardless of the investment modality. Once a loan is placed on a platform it is available to all investors (again regardless of investment modality) on a first-come-first served basis. No investment channel has any preferential access to Standard Program loans. The Company has added a new Q&A on page 11 with respect to this disclosure.

Custom Program Loans are allocated among a limited number of participating investors who the Company believes have the sophistication to understand the risks of non-Standard Program loans and the limited historical data in these loans.

Investors who purchase whole loans do so through standard purchase agreements with Lending Club. These agreements do not provide such purchasers with any special rights regarding access or information to Standard Program loans listed on the platform, and as such these purchasers are on an equal information and access footing as all other investors. These loans are sold in a manner and the time substantially similar to the time and process related to the sales of securities through the fractional program.

10. We note that you issue certificates and funds in private placements. For each private placement, please explain why you are not required to integrate the private issuance into the public offering of the notes. In your response, please specifically address the framework set forth in Release No. 33-8828.

Release No. 33-8828 provides for a five factor test to determine whether a public offering and a private offering should be integrated. The five factors are as follows:

1.	whether, the different offerings are part of a single plan of financing,

2.	the offerings involve issuance of the same class of security,

3.	the offerings are made at or about the same time,

4.	the same type of consideration is to be received, and

5.	the offerings are made for the same general purpose.

In addition, Release No. 33-8828 also references two additional points relating to the integration analysis: (a) whether the investors in the private offering were not attracted to the offering because of the public offering and related general solicitation, or (b) to show that the private placement investors became interested in the offering through other means, such as a substantive pre-existing relationship or other direct contact with the company or its agents.

The Company respectfully submits to the Staff that the public offering of notes and the private offering of certificates or funds should not be integrated based on the five factor test and the related framework provided in Release No. 33-8828.

Certificates

Two Distinct Issuers

The Company is the registrant and issuer of the member payment dependent notes (Notes) which are registered with the SEC and made publically available. The trust certificates (Certificates) are issued by LC Trust I (Trust), a Delaware business trust, in which the Company has a minor, residual, economic interest and has no voting or other board control as to the Trust’s actions. In order to be the “same issuer” and subject to a claim of integration, the Staff would have to first determine that the Trust, as a bankruptcy remote entity with an independent board and separate business purpose, would have to be first collapsed into the Company and its structure disregarded. The Company believes that the business actions and operations of the Trust are sufficiently separate such that the compression of the Trust into the Company would not occur and as such no securities integration would be found.

Even if the Staff were to conclude that the Company and the Trust were the same issuer, the Company continues to believe that the private offering of the Certificates should not be integrated with the public offering of the Notes pursuant to the five factor test set forth in Release No. 33-8828.

United States Securities and Exchange Commission

Division of Corporation Finance

July 23, 2014

Five Factor Integration Analysis

First Factor: The different offerings are not part of a single plan of financing. The offerings use different techniques to market the securities and they are marketed to different markets. The Notes are marketed though the Company’s prospectus with additional information made available on the Company’s website to the general population. In contrast, the Certificates are not disclosed on the Company’s website and are only made available to accredited investors or qualified purchasers (each as defined in the Act) through a separate offering and are not generally available to the public. This difference also supports the determination that the private placement investors became interested in the private offering through direct contact with the Trust, the issuing entity, and the separate offering documents and not the prospectus. Furthermore, as the Notes and Certificate may not always apply to the same loan, they are not necessarily part of single plan of financing. Lastly, upon issuance of the Notes, the Company then uses the proceeds to purchase a loan from the issuing bank; while as to the Certificates, the issuer (in this case the Trust) uses the proceeds to purchase a loan from the Company and not the issuing bank.

Second Factor: The offerings do not involve issuance of the same class of security. The Notes and Certificates are not the same class of security. Each Note specifically represents the obligation of the Company to pay to an investor certain cash flows from the specific borrower underlying the loan and Note. In order to indirectly invest in the cash flows of a borrower received by the Company, the investor needs to purchase a separate series of Notes for each loan. The Certificate, on the other hand, is a global master certificate in a specified Trust series for the benefit of the investor only. This structure enables the investor to purchase only one Certificate that then represents the right to specified cash flows from a portfolio of loans selected by the investor and which loans are owned by the Trust and not the Company. Furthermore, each Note generates original issue discount due to the Notes contingent payment feature; while the Certificate, as a series interest in a business trust, generates non-OID interest for each investor.

Third Factor: The offerings may be made at or about the same time. However, they may not always apply to the same loan and thus may not be offered or issued at the same time as part of a single plan of financing.

Fourth Factor: The same type of consideration is to be received. Each issuer does receive only cash for the issuance of the security.

Fifth Factor: The offerings are not made for the same general purpose. Each offering is made to facilitate the purchase of a loan issued by the Company’s banking partner. However, as noted above, each Note and Certificate may apply to a different loan which in the view of the Company represents a different general purpose.

Limited Partnership Interests

In regards to the offering of the limited partnership interests (Interests), the Company provides the Staff with the following analysis as to why there should be no finding of integration with the offering of Notes:

Five Factor Integration Analysis

First Factor: The offerings are not part of a single plan of financing. The offerings use different techniques to market the securities and they are marketed to different markets. The Notes are marketed though the Company’s prospectus with additional information made available on the Company’s website to the general population. In contrast, the Interests are not disclosed on the Company’s website and are only made available to accredited investors or qualified purchasers (each as defined in the Act) through a separate offering and are not generally available to the public. This difference also supports the determination that the private placement investors became interested in the private offering through means other than the public offering of Notes. Furthermore, as the Notes are consistently purchased by the investor while the Interest is a one-time purchase, they generally do not apply to the same loan and thus are not necessarily part of single plan of financing. Moreover, upon issuance of the Notes, the Company uses the proceeds to purchase a loan from the issuing bank; while the Interest is used to purchase and invest in a Certificate which proceeds are used by the Trust to purchase a loan.

Second Factor: The offerings do not involve issuance of the same class of security. The Notes and Interests are not the same class or type of security. Each Note specifically represents the obligation of the Company to pay to an investor certain cash flows from the specific borrower underlying the loan and Note. In order to indirectly invest in the cash flows of a borrower received by the Company, the investor needs to purchase a separate series of Notes for each loan. The Interest represents a one-time pooled investment security that relates to a Certificate.

United States Securities and Exchange Commission

Division of Corporation Finance

July 23, 2014

Third Factor: The offerings may be made at or about the same time. However, they may not always apply to the same loan and thus may not be offered or issued at the same time as part of a single plan of financing.

Fourth Factor: The same type of consideration is to be received. Each issuer does receive only cash for the issuance of the security.

Fifth Factor: The offerings are not made for the same general purpose. Each offering is made to facilitate the purchase of a loan issued by the Company’s banking partner. However, as noted above, each Note and Interest may apply to a different loan which in the view of the Company represents a different general purpose.

Based upon the five factors and the related framework provided in Release No. 33-8828, the Company respectfully submits to the Staff that the private offerings of Certificates issued by LC Trust and Interests issued by Funds managed by a wholly-owned subsidiary of the Company should not be integrated with the public offering of Notes issued by the Company.

11. Revise to include disclosure regarding the percentage and the dollar value of the notes sold pursuant to each of the three investment channels listed for your most recent fiscal year and since inception. Please also provide separate disclosure for the default rates of the notes distributed by each of the three channels.

In response to the Staff’s comment, the Company respectfully disagrees with providing the allocation (percentage and dollar value) across each of the three investment modalities. As discussed above, these modalities receive no special loan allocation or rights to Standard Program Loans and all investors (to the extent qualified) may participate in any of these modalities. As such, the Company believes that this allocation information is not material to an investor’s decision. Moreover, the allocation across these channels is viewed as a competitive element of the Company that is not made publically available and as such disclosure could adversely impact the Company’s marketing and growth efforts.

In regards to the default rates, the Company has already provided information regarding aggregate historical default/charge-off rates for each term, credit grade and vintage of Standard Program Loans on pages 60 to 78 of the Registration Statement. Aggregate default/charge-off rates of loans facilitated through the three investment channels reflect significant differences across selected mixes of terms, credit grades and vintages of Standard Program Loans. As such, the Company respectfully submits to the Staff that the comparison of the aggregate default rates of non-comparable mixes of Standard Program Loans across the three investment channels is not informative to an investor and may cause investor confusion.

Regarding the Staff’s oral question regarding offers made for Notes and the amount that the Company has registered to date and Section 5 the Company provides the following:

As discussed above, the Company works with WebBank to originate loans to borrowers through the Company’s platform. The Company then makes interests in all standard program loans available to all investors; whether by Notes, certificates, or the sale of the entire loan. The Company believes that this equal opportunity is the fairest method in making this investment opportunity available. If the Company were to have to allocate specific loans across different investment modalities it could then expose itself to potential claims of loan brokering, which could also result in adverse tax consequences regarding effectively connected income for certain off-shore investors or claims of unfair allocation or claims that it was favoring certain types of investors, which could significantly impact the reputation of the platform and therefore adversely impact the business’ results of operations.

As the Staff may recall, in connection with the creation of the funds, the Company intentionally built in governors on the funds’ ability to participate on the platform in a way to increase the overall equity of the platform and avoid the perception of “cherry-picking” loans that may be seen as higher quality which we believe would be a key issue again if we were required to allocate across modalities. Moreover, the borrower experience would be significantly impacted. If the allocation exceeded potential investor demand, then many loans may go unissued, and if the allocation was under investor demand, then it may create a false sense of scarcity resulting in irrational investment decisions as investors strive to make any investment and other investors may leave the platform and go to competitors who may not have to allocate thusly, further adversely impacting our business.

The Company believes it to be a better practice to provide equal access to all standard program loans as described above. Given this equal access, for each listed loan the Company is unable to determine at the time of listing:

•	if a loan will actually issue (as loans listed may be withdrawn by the borrower or may be subsequently declined and withdrawn by the Company); and

•	what investment modality (and to what extent it will be used) will be successful if the loan does issue,

As a result of this uncertainty and in keeping with the platform’s focus on equal access, the Company files a 424 prospectus supplement in order to ensure that offers made to Note buyers are in compliance with Section 5 as to each loan. While this process can result in an amount of loans listed in prospectus supplements exceeding the registered amount at some times and potentially a technical violation of Section 5, the Company does not believe that it results in harm to any investors. Once a loan issues and the investment modalities are established, the Company can then track how much of the registered amount has been used, thereby ensuring that it does not sell Notes in excess of the registered amount. To that end as of May 31, 2014, since inception Notes with a principal balance of approximately $1.3 billion have been issued.

In addition, the Company is adding a Q&A disclosure that reads as follows:

Q: Can the Company offer more Notes than are registered?

A: No. Given the unique structure of our platform, the fact that we provide equal access to all standard loans to investors, that there are investment options with respect to the Loans that do not make use of the Notes, and that when a Loan is first applied for, we do not know if a loan will actually issue and who will invest in it before putting it on our platform, the maximum amount reflected in any prospectus supplement may exceed the amount reflected in the Registration Statement. However, we are not making any offers to sell Notes in excess of the available amount on the Registration Statement and therefore we will not sell more Notes than are available. Therefore, if there is demand for more Notes than are actually registered, we would reduce the amount of Notes actually sold to investors.

In addition, the Company analogizes any excess amount covered in the prospectus supplements to over-commitments from equity investors in public offerings where interest far exceeds the actual amount to be registered or certain offerings under Employee Stock Purchase Plans, Dividend Reinvestment Plans or certain other offerings (See: Blue Hills Bancorp, Inc. filed March 14, 2014 with the SEC) that can easily have more investor demand than contemplated or potentially have purchasers purchasing far in excess of the amount covered in a registration statement but that do not result in any actual investor harm as amounts sold do not exceed the amount covered.

If the Company or any participant were required to register a larger amount than it would actually contemplate issuing and selling, the Company would have to register, at a potentially prohibitive cost as the business continues to grow and while the Company hovers around profitability, an amount substantially larger than it would actually sell in any three-year period. Given the risks and costs related thereto, the Company respectfully requests that the Staff allow the Company to provide the above disclosure to put investors on notice that while prospectus supplements may potentially exceed the amount covered under the registration statement, it will not sell in excess of that amount.

The Company is aware of Question 116.23 of the Staff’s Compliance Disclosure Interpretations. The Company believes that the structure of the loan platform is fundamentally different than the shelf registration statement situation mentioned in the CD&I. Under the CD&I, the Company was contemplating two separate offerings resulting in two offerings that could exceed the amounts allowed under the shelf registration. Under the CD&I there was a concern that the issuer could offer and sell more than what was covered under the shelf registration, in contrast to the Company as discussed above.

Management

Executive Compensation, page 96

12. We note that you have incorporated your annual report on Form 10-K, as well as certain other periodic filings, by reference into the registration statement. Revise to add a specific section that lists each of the filings incorporated by reference into the registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages ii-iii to add a specific section that lists each of the filings incorporated by reference into the Registration Statement.

Transactions with Related Persons, page 96

13. Revise the table to include individualized disclosure for each related person whose transaction amount exceeds the lesser of $120,000 or one percent of the average of your total assets at year end for the last two completed fiscal years. Refer to Item 404(d) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 96 to provide the individualized disclosure for each related person whose transaction amount exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years. The Company removed the account balances as such information does not reflect transactions from the applicable period.

United States Securities and Exchange Commission

Division of Corporation Finance

July 23, 2014

Exhibit 5.1

14. Please revise the assumptions in the last paragraph on page 2 to:

a. remove the assumption that documents have been duly authorized and executed as some of these documents underlie your opinion;

In response to the Staff’s comment, Fenwick & West LLP has revised the disclosure on page 3 of Exhibit 5.1 to specify that the assumption that documents have been duly authorized and executed is limited to parties to such documents other than the Company.

b. remove the assumption that the securities have been signed by authorized officers of the Company; you may assume that they have been authorized as described in the registration statement; and

In response to the Staff’s comment, Fenwick & West LLP has revised the disclosure on page 3 of Exhibit 5.1 to provide that the securities, when executed by the Company, will have been executed by officers that will be duly authorized to execute such instruments, as described in the registration statement.

c. remove the assumption of intent in the last sentence.

In response to the Staff’s comment, Fenwick & West LLP has revised the disclosure on page 3 of Exhibit 5.1 to remove the assumption of intent.

15. In the penultimate paragraph on page 3:

a. please revise the “date hereof” to read the “date of effectiveness” or represent to the staff that you intend to file an executed opinion with your acceleration request. Please make similar changes or a representation with regard to the last paragraph of the opinion; and

In response to the Staff’s comment, Fenwick & West LLP has revised the disclosure on page 3 of Exhibit 5.1.

b. remove the language suggesting that the company will provide you an opportunity to review operative documents in the future; you are opining as to the securities issued in connection with the current registration statement.

In response to the Staff’s comment, Fenwick & West LLP has revised the disclosure on page 3 of Exhibit 5.1 to remove the language suggesting that the company will provide Fenwick & West LLP an opportunity to review operative documents in the future.

Exhibit 23.1

16. Include the city and state of the independent registered public accounting firm in your next amendment.

In response to the Staff’s comment, Deloitte & Touche LLP has revised the disclosure on Exhibit 23.1 to include the city and state of its location.

Form 10-K for the Year Ended December 31, 2013

Item 11. Executive Compensation

Summary Compensation Table, page 68

17. It appears that your disclosure should include compensation paid to your named executive officers for the period ended April 1, 2011 to March 31, 2012. Please refer to C&DI 217.05 and revise in an amendment to your annual report.

United States Securities and Exchange Commission

Division of Corporation Finance

July 23, 2014

The Company respectfully disagrees with the Staff’s comment. Under the Financial Reporting Manual (FRM) and Section Regulation S-X 3-06, a nine-month transition period is sufficient for a full fiscal year. As cited in Section 1356.2 of the FRM:

“…[A] transition period of nine to twelve months will satisfy the requirement for one fiscal year (emphasis added).”

C&DI 217.05, requires an additional fiscal year be disclosed for the “stub period,” which is a six month period in the example and that does not qualify as a full fiscal year under Regulation S-X or the FRM. In contrast, the period presented by the Company in the compensation section includes a transition period that is for nine months and thus does appear to qualify as a full fiscal year under Regulation S-X and the FRM and therefore does not require any additional disclosure.

18. In addition, please explain why the compensation amounts for 2012 disclosed in your annual report for the year ended December 31, 2013 are different from the 2012 amounts disclosed your annual report for the year ended December 31, 2012.

In response to the Staff’s comment, the Company informs the Staff that in preparing the disclosure of the executive compensation table for the fiscal year ended December 31, 2013, the Company discovered that the amounts disclosed under the column titled “Option awards” for the nine months ended December 31, 2012 in the Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”) included only the amount of stock based compensation recognized as expense in the nine months ended December 31, 2012. The Company corrected these amounts in the Form 10-K for the year ended December 31, 2013 (the “2013 Form 10-K”) to include the grant date fair value of the options awarded to the executive during the respective year, as required.

In addition, the Company discovered that the amounts disclosed under the column titled “Bonus” for the 2012 Form 10-K included only the bonus paid for the fiscal year ended March 31, 2012. The Company corrected these fiscal year 2012 amounts in the 2013 Form 10-K to include the bonus earned by the executive during the fiscal year 2012.

United States Securities and Exchange Commission

Division of Corporation Finance

July 23, 2014

If you any questions, further comments or require additional information relating to the foregoing, please telephone the undersigned at (415) 632-5600.

Sincerely,

/s/ Jason Altieri

Jason Altieri

General Counsel

LendingClub Corporation

Enclosures

cc:	Renaud Leplanche (LendingClub Corporation)